DC
PP
12-21-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08040691

Received SEC

FEB 2 2 2008

Washington, DC 20549

February 22, 2008

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: _____ 1934
Section: _____
Rule: _____ 14A-8
Public
Availability: 2/22/2008

Re: Citigroup Inc.
        Incoming letter dated December 21, 2007

Dear Ms. Dropkin:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Citi by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 3, 2008, January 13, 2008, and January 23, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 2 8 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
        2215 Nelson Ave., No. 205
        Redondo Beach, CA 90278

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 21, 2007

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of Mr. Kenneth Steiner

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Mr. Kenneth Steiner (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2008 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its annual meeting of stockholders to be held on or about April 22, 2008. The Proponent's address, as stated in the Proposal, is 14 Stoner Avenue, 2M, Great Neck, New York, 11021. The Proponent has requested to the Company that all future communications be directed to Mr. John Chevedden. Mr. Chevedden's address, as stated in the Proponent's request, is 2215 Nelson Avenue, No. 205, Redondo Beach, California, 90278. Mr. Chevedden's telephone number and e-mail address, as stated in the Proponent's request, are (310) 371-7872 and olmsted79@earthlink.net, respectively. Enclosed with this letter is a copy of the Company's November 14, 2007 letter to the Proponent regarding the procedural requirements of Rule 14a-8 and the Proponent's November 27, 2007 e-mail response.

Also enclosed for filing are six copies of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(1) under the Act because the Proposal is not a proper subject for action by shareholders under Delaware law (the jurisdiction in which the Company is organized); pursuant to Rule 14a-8(i)(2) under the Act because the Proposal would, if implemented, cause the Company to violate Delaware law; pursuant to Rule 14a-8(i)(3) under the Act because the Proposal is inherently vague and misleading and thus contrary to Rule 14a-9 under the Act; and pursuant to Rule 14a-8(i)(6) under the Act because the Company lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(1) provides that a proposal may be excluded if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(2) provides that a proposal may be excluded if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

Rule 14a-8(i)(3) provides that a proposal may be excluded if the proposal "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal."

By copy of this letter and the enclosed material, the Company is notifying the Proponent and Mr. Chevedden of its intention to exclude the Proposal from its 2008 Proxy Materials. The Company currently plans to file its definitive 2008 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 12, 2008.

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2008 Proxy Materials.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Kenneth Steiner
     John Chevedden
Encl.

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation (the "Company"), intends to exclude the stockholder proposal and supporting statement (together the "Proposal," a copy of which, along with a cover letter to the Proposal and the Company's correspondence with the proponent, are annexed hereto as Exhibit A) submitted by Mr. Kenneth Steiner (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2008 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 22, 2008.

The Proposal recommends that the board of directors of the Company (the "Board") "adopt cumulative voting." The Company believes that it may exclude the Proposal from the 2008 Proxy Materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3), and 14a-8(i)(6) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

Rule 14a-8(i)(1) provides that a proposal may be excluded if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(2) provides that a proposal may be excluded if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

Rule 14a-8(i)(3) provides that a proposal may be excluded if the proposal "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal."

I. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

The Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law.

The Proposal is vague as to the method it intends to recommend that the Board "adopt" cumulative voting. As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Delaware Law Firm Opinion," annexed hereto as Exhibit B), insofar as the Proposal intends to recommend that the Board "adopt" cumulative voting by any method other than an amendment to the Company's certificate of incorporation, the Proposal would, if implemented, violate the Delaware General Corporation Law (the "DGCL"), which provides that cumulative voting may only be adopted in a corporation's certificate of incorporation. *See* 8 *Del. C.* § 214 (stating that "[*t*]*he certificate of incorporation*" may provide for cumulative voting) (emphasis added); *see also The Standard Scale & Supply Corp. v. Chappel*, 141 A. 191 (Del. 1928) (shares voted cumulatively in an election of directors counted on a "straight" basis because the certificate of incorporation did not provide for

cumulative voting). The Company notes that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") has employed Rule 14a-8(i)(2) as a basis for not recommending enforcement action where a proposal is excluded because it requests that the board adopt cumulative voting either (i) as a bylaw or (ii) as a long-term policy. *See* AT&T Inc., SEC No-Action Letter, 2006 SEC No-Act. LEXIS 138 (Jan. 7, 2006).[1]

Further, as more fully described in the Delaware Law Firm Opinion, insofar as the Proposal intends to recommend that the Board unilaterally "adopt" cumulative voting by an amendment to the Company's certificate of incorporation, the Proposal would, if implemented, violate Section 242 of the DGCL, which requires that an amendment to a certificate of incorporation be accomplished by bilateral action of a board and the stockholders of a corporation. Indeed, this formal requirement of the DGCL is so fundamental that the statutory requirement of bilateral action itself may not be altered by an amendment to a certificate of incorporation. *See Lions Gate Entm't Corp. v. Image Entm't, Inc.*, 2006 Del. Ch. LEXIS 108, at *23-*24 (Del. Ch. June 5, 2006) ("The Charter Amendment Provision purports to provide that the charter can be amended by the board *or* the shareholders. Under § 242 of the DGCL, after a corporation has received payment for its capital stock, an amendment to a certificate of incorporation requires both (i) a resolution adopted by the board of directors setting forth the proposed amendment and declaring its advisability *and* (ii) the approval of a majority of the outstanding stock entitled to vote on the amendment. Because the Charter Amendment Provision purports to give the Image board the power to amend the charter unilaterally without a shareholder vote, it contravenes Delaware law and is invalid."). The Staff has repeatedly employed Rule 14a-8(i)(2) as a basis for exclusion of a proposal, as invalid under Delaware law, calling for unilateral board action to amend a certificate of incorporation. *See, e.g.*, Burlington Resources, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 180 (Feb. 7, 2003) (finding a basis to exclude a proposal pursuant to Rule 14a-8(i)(2) requesting "that the board of directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings"); Xerox Corporation, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 356 (Feb. 23, 2004) (finding a basis for a New York corporation, subject to

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[1] The Company recognizes that prior to issuing its January 7, 2006 response to the AT&T Inc. no-action request, the Staff had previously denied no-action relief on a proposal to adopt bylaw provisions that, counsel argued, would, among other things, violate Delaware law because the type of provisions proposed may only be included in a certificate of incorporation. *See* Alaska Air Group, Inc., SEC No-Action Letter, 2004 SEC No-Act. LEXIS 406 (Mar. 1, 2004). The Company notes, however, that this no-action request did not appear to have been supported by an opinion from members of the Delaware bar. In contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware. Because its request is based on an opinion of Delaware counsel, the Company believes that the Staff should grant it no-action relief in accordance with the authority cited above (*see* AT&T Inc., *supra*) rather than deny such relief on the basis of the Alaska Air Group, Inc. no-action letter. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 ("Legal Bulletin 14"), Section G (July 31, 2001) ("Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. *In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue.*") (emphasis added).

similar requirements with respect to an amendment to a certificate of incorporation, to exclude a proposal pursuant to Rule 14a-8(i)(2) requesting "that the board of directors amend the certificate of incorporation to reinstate the rights of shareholders to take action by written consent and to call special meetings").[2]

II.   THE PROPSAL MAY BE EXCLUDED BECAUSE THE COMPANY LACKS THE POWER TO IMPLEMENT IT.

The Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement it. As noted in the Delaware Law Firm Opinion, under Delaware law, if a Board-proposed amendment to a corporation's certificate of incorporation is not approved by the requisite stockholder vote, the corporation lacks the power to file a certificate of amendment in order to effectuate the proposed amendment. Accordingly, because the Proposal may be read to recommend that the Board "adopt" cumulative voting without obtaining the requisite stockholder vote, the Company would lack the power to file a certificate of amendment in order to effectuate the Proposal.

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[2]   The Company recognizes that prior to issuing its responses to the Burlington Resources and Xerox Corporation no-action requests discussed above, the Staff had previously denied no-action relief on proposals regarding the adoption of an amendment to a certificate of incorporation that, counsel argued, would, among other things, violate Delaware law because such proposals called for a charter amendment in a manner not valid under Delaware law. See Hartmarx Corporation, SEC No-Action Letter, 2002 SEC No-Act. LEXIS 62 (Jan. 16, 2002); The Home Depot, Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 514 (Apr. 4, 2000). The Company notes, however, similar to the no-action request discussed in footnote 1, *supra*, that these no-action requests do not appear to have been supported by an opinion from members of the Delaware bar. Again, in contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware. Moreover, the Staff, citing Rule 14a-8(i)(1), did require that the proposal in The Home Depot, Inc. be "recast as a recommendation or request that the board of directors *take the steps necessary* to implement the proposal." (emphasis added). For these reasons, the Company believes that the Staff should grant it no-action relief in accordance with the authority cited above (*see* Burlington Resources, Xerox Corporation, *supra*) rather than deny such relief on the basis of the Hartmarx Corporation and The Home Depot, Inc. no-action letters.

The Company also notes that in Wal-Mart Stores Inc., SEC No-Action Letter, 2007 SEC No-Act. LEXIS 359 (Mar. 20, 2007), the Staff denied no-action relief on a proposal—submitted by Mr. Chevedden—recommending "that the board 'take all the steps in their power' to adopt cumulative voting." The Staff has recognized that a proposal that members of a board of directors "take all the steps in their power" to amend a certificate of incorporation is quite different from a proposal that a board of directors unilaterally amend a certificate of incorporation. *See* The Home Depot, Inc., *supra*. The Proponent could have drafted his Proposal broadly, to ask that the Board "take the necessary steps" to adopt cumulative voting. Indeed, in Wal-Mart Stores Inc., the proposal submitted by Mr. Chevedden was a revision of a previous proposal that the Board simply "adopt" cumulative voting, and was submitted at the invitation of Wal-Mart following a letter from that company to Mr. Chevedden indicating the company's belief that the proposal, "if implemented would cause the Company to violate applicable state law," on many of the same grounds discussed above.

III. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW.

The Delaware Law Firm Opinion also concludes, and the Company agrees, that, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

The Proponent has cast the Proposal in precatory terms, and the Company recognizes that such proposals, *i.e.*, those that only recommend (but do not require) director action, are not necessarily excludable pursuant to Rule 14a-8(i)(1) where the same proposal would be excluded if presented as a binding proposal.[3] However, the Proposal is not a proper subject for stockholder action even though it is cast in precatory terms. In the note to Rule 14a-8(i)(1), the Commission has in fact stated that framing a proposal as precatory will not safeguard *all* proposals from exclusion on a Rule 14a-8(i)(1) basis: "In our experience, *most* proposals that are cast as recommendations or requests that the board of directors take action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper *unless the company demonstrates otherwise.*" 17 C.F.R. § 240.14a-8(i)(1) Note (emphasis added).

Using a precatory format will save a proposal from exclusion on this basis only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. Because the Proposal would, if implemented, cause the Company to violate Delaware law, either by providing for cumulative voting in an improper governing document or by recommending an amendment to a certificate of incorporation by unilateral board action, it should be excluded pursuant to Rule 14a-8(i)(1). The Staff has repeatedly indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law. *See, e.g.*, AT&T Inc., SEC No-Action Letter, 2006 SEC No-Act. LEXIS 138 (Jan. 7, 2006) (finding a basis for exclusion of a proposal recommending that a board of directors adopt cumulative voting as a bylaw or a long-term policy); MeadWestvaco Corp., SEC No-Action Letter, 2005 SEC No-Act. LEXIS 333 (Feb. 27, 2005) (finding a basis for exclusion of a proposal recommending that the company adopt a bylaw containing a per capita voting standard that, if adopted, would violate Delaware law); Pennzoil Corporation, SEC No-Action Letter, 1993 SEC No-Act. LEXIS 503 (Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal that asked directors to adopt a bylaw that could be amended only by the stockholders because under Delaware law "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"). Here, the Proposal must be excluded because, as noted in the Delaware Law Firm Opinion, Delaware law does not permit adoption of cumulative voting in any document other than a certificate of incorporation and does not permit unilateral board action to amend a certificate of incorporation.

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[3] For example, the Staff has determined that a stockholder proposal calling for unilateral action to amend the certificate of incorporation of a Delaware corporation may be excluded from that corporation's proxy statement because such an amendment requires bilateral board and stockholder approval under Delaware law, but that such a proposal may not be excluded if it is recast as a recommendation that the directors take the steps necessary to implement the proposal. *See* Great Lakes Chemical Corporation, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 277 (Mar. 8, 1999).

IV. THE PROPOSAL MAY BE EXCLUDED BECAUSE THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AND MISLEADING AND THUS CONTRARY TO RULE 14a-9 UNDER THE ACT.

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 under the Act provides that

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

In the Division of Corporation Finance: Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("Legal Bulletin 14B"), the Division of Corporation Finance provided "guidance on issues that arise commonly under rule 14a-8." The Division of Corporation Finance issued Legal Bulletin 14B because it observed that "the process for company objections [under Rule 14a-8(i)(3)] and the staff's consideration of those objections [had] evolve[d] well beyond its original intent" and thus it did "not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected." Legal Bulletin 14B, then, lists a number of circumstances under which it would *not* be appropriate for companies to exclude proposals in reliance on Rule 14a-8(i). At the same time as attempting to carve back the role of Rule 14a-8(i)(3), the Division of Corporation Finance noted that:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> • the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate

where the proposal and the supporting statement, when read together, have the same result;[4] [or]

- The company demonstrates objectively that a factual statement is materially false or misleading.

A.   Inherently Vague and Indefinite

The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite. The Staff has previously allowed the exclusion of a proposal drafted in such a way so that it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company's Board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal[]." *Exxon Corporation*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 94 (Jan. 29, 1992); *see also Philadelphia Electric Company*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992) (stating that a proposal may be excluded if the proposal "is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The impermissible vagueness arises in the present circumstances because the Proposal does not explain how it will function in light of the Company's recently-adopted majority voting bylaw. Here, the Proposal is as follows: "Shareholders recommend that our Board adopt cumulative voting." Importantly, however, the Proposal does not explain how it would apply under the Company's majority voting provisions. Because the Company has recently adopted majority voting with respect to uncontested director elections,[5] but not contested elections, this issue is extremely significant.

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[4]   Thus, according to Legal Bulletin 14B, the Staff will make two inquiries: whether a proposal by itself is inherently vague or indefinite and whether a proposal, together with a supporting statement, is inherently vague and indefinite.

[5]   Section 1, Article IV of the By-Laws of the Company (the "Bylaws," annexed hereto as Exhibit C) provides that "a nominee in an uncontested election shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election." In a contested election, "directors shall be elected by a plurality of the votes cast, and stockholders shall not be permitted to vote against any nominee for director." An "uncontested election" is defined in the Bylaws as "any meeting of stockholders at which directors are elected and with respect to which either (i) no stockholder has submitted notice of an intent to nominate a candidate for election pursuant to Section 11 of Article III of these By-laws or (ii) if such notice has been submitted, all such nominees have been withdrawn by stockholders on or before the tenth day before the Company first mails its notice of meeting for such meeting to the stockholders."

1.   The Company Adopts Majority Voting In Uncontested Elections.

Majority voting has been instituted by corporations at a rapidly increasing rate over the past several years as a method to give stockholders a greater role in uncontested elections than exists with plurality voting.[6] Under plurality voting, as the Commission has acknowledged, votes "against" a nominee do not have legal effect so there is no effective manner to vote against a nominee. *See* Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34,16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) P82,358 ("With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders."). Thus under plurality voting, even if a majority of stockholders vote "against" a nominee (or, to "withhold authority" to vote for a nominee), that nominee will still be reelected. In contrast, under majority voting, a nominee is not reelected if a majority of the votes cast with respect to that nominee are voted "against" that nominee. Thus, in an effort to empower a majority of stockholders, the Company adopted majority voting in uncontested elections.

2.   Contested Elections – Plurality Voting.

In a contested election, stockholders have a choice between competing nominees; hence, the plurality vote standard offers stockholders a choice without need to provide effect to "against" votes. Thus, the Company did not adopt majority voting with respect to contested elections; rather, plurality voting continues to apply in such an election, and stockholders are not permitted to vote against any nominee for director.

3.   Contested Elections – Cumulative Voting Under Plurality Voting.

In a contested election, where plurality voting continues to apply, cumulative voting generally works as described in the supporting statement—it "allows a significant group of shareholders to elect a director of its choice." *See* Supporting Statement. For example, if a corporation has 100 shares that cast votes in an election for a five member board of directors, 40 of which are voting for the nominees running against the incumbents, under cumulative voting a total of 500 votes may be cast (100 shares outstanding * 5 directorships), and the minority group may cast 200 of those votes (40 shares controlled * 5 directorships). If the minority group properly cumulated its votes, it could elect individuals to fill two of the five seats on the board of directors.[7]

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[6]   For example, in February 2006, 16% of S&P 500 companies had some form of majority voting in place; by November 2007, that figure had increased to 66%. Claudia H. Allen, Study of Majority Voting in Director Elections (last updated Nov. 12, 2007), *available at* http://www.ngelaw.com/news/pubs_detail.aspx?ID=584 (last visited December 13, 2007).

[7]   See generally RANDALL S. THOMAS & CATHERINE T. DIXON, ARANOW & EINHORN ON PROXY CONTESTS FOR CORPORATE CONTROL § 10.04 (3d ed. 2001 supp.) (discussing the

Thus, insofar as the Proposal applies solely in a contested election, its effect is clear.

4.	Uncontested Elections – Majority Voting and Cumulative Voting.

However, insofar as the Proposal applies to *uncontested* elections, a number of issues arise. As discussed above, the Company adopted majority voting in uncontested elections in an effort to empower a majority of stockholders to reject a candidate and thereby prevent his or her reelection to a new term. Under the Company's majority voting bylaw, a director is reelected only if the votes cast "for" his or her election exceed the votes cast "against" his or her election.

It is unclear, however, whether Delaware law allows for cumulating "against" votes. Section 214 of the DGCL, which allows a corporation to adopt cumulative voting in its certificate of incorporation, provides as follows.

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast *for* the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes *for* a single director or may distribute them among the number to be voted for, or *for* any 2 or more of them as such holder may see fit.

8 *Del. C.* § 214 (emphasis added). To the Company's knowledge, and as discussed further in the Delaware Law Firm Opinion, the legislative commentary to Section 214 does not shed light on whether Section 214 allows cumulating "against" votes, and there has been no judicial opinion clarifying the issue.

To the extent Section 214 is interpreted not to permit cumulating "against" votes, cumulative voting will, by permitting the cumulating of "for" but not "against" votes, enable a minority of stockholders to defeat an "against" campaign supported by a majority of the stockholders. As an example, refer back to the corporation with 100 shares that cast votes in an election for a five member board of directors. Under majority voting (without cumulative voting), if the holders of 51 of the voting shares voted against a nominee, that nominee would not be elected. If "for" votes can be cumulated, but not "against" votes, the 51% wishing to vote against would have many fewer votes, defeating the aim of majority voting.

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mechanics of cumulative voting, including a formula "to determine how many directors can be elected by a group controlling a particular number of shares").

Alternatively, even if Section 214 permitted stockholders to cumulate "against" votes, cumulative voting could allow a minority group of stockholders to block the will of the majority—frustrating the very purpose of majority voting.[8] *See generally* Allen, Study of Majority Voting in Director Elections, *supra* at n. 66 (discussing the interplay between cumulative voting and majority voting). Returning again to the corporation with 100 shares that cast votes in an election for a five member board of directors, and a minority group of stockholders controlling 40 shares, if the minority group of stockholders favors the incumbent directors and a majority group of stockholders favors an "against" campaign, the minority group would be able defeat the "against" campaign, at least with respect to some directors, significantly changing the majority voting dynamic.

5. Resulting Breadth of Proposal

As mentioned above, the Proposal merely recommends that the Board "adopt cumulative voting," and does not explain the uncertainties created by the combination of majority and cumulative voting. Without addressing these uncertainties, the Proposal leaves to "stockholders voting on the Proposal, [and] the [C]ompany in implementing the [P]roposal (if adopted)," the task of determining whether the Proposal requires cumulative voting solely in a contested election, or in both a contested and uncontested election.[9] This is exactly the situation that Legal Bulletin 14B states is appropriate "for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3)." For example, if one interprets the Proposal as requesting the adoption of cumulative voting with respect solely to a contested election, one need not consider the significant legal uncertainties with respect to the ability to cumulate against votes under Section 214 of the DGCL. However, if one interprets the Proposal as requesting the adoption of cumulative voting with respect to an *uncontested* election, one must *first* consider the legal uncertainties of cumulating "against" votes under Section 214 of the DGCL. Depending on one's view of the effect of against votes, one must then consider the weight of that view along with one's view of the varying policy implications of allowing cumulative voting in an uncontested election (*i.e.*, one's thoughts as to the value of minority representation and to the value of "against" campaigns). A stockholder favoring cumulative voting in a contested election may

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[8]   Indeed, California has recently amended its Corporations Code to allow a corporation to provide for majority voting in uncontested elections, but only if that corporation has eliminated cumulative voting. *See Cal Corps. Code* § 708.5(b) (Deering 2007).

    The DGCL itself also recognizes that cumulative voting empowers a *minority* block, as opposed to a *majority* block. *See* 8 *Del. C.* § 141(k)(2) (prohibiting, for a corporation where cumulative voting is permitted, the removal of a director "if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors", and thus recognizing that a *majority* vote may be inconsistent with the will of the *minority*, which is given effect in a scheme permitting cumulative voting).

[9]   Notwithstanding these significant uncertainties, there is "continuing debate as to the relationship between majority voting and cumulative voting and whether these methods of voting should be mutually exclusive," Allen, Study of Majority Voting in Director Elections, *supra* at n. 66, so that, regardless of the uncertainties, it is quite possible that the Proposal intends for cumulative voting to apply in uncontested elections.

well vote against the Proposal if it would require adoption of cumulative voting with respect to an uncontested election.

As the United States District Court for the Southern District of New York has stated in interpreting the predecessor to Rule 14a-8(i)(3), "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *The New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also Int'l Bus. Machines Corp.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 139 (Feb. 2, 2005). By the sheer variance of effect of the Proposal depending on how one interprets the Proposal, the stockholders of the Company simply cannot "know precisely the breadth of the proposal on which they are asked to vote."

For these reasons, we believe the Proposal is vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3) under the Act.

B.   Materially False and Misleading Statements

Further, the Proposal may be excluded under Rule 14a-8(i)(3) because it contains factual statements that are materially false and misleading.

The Proposal neglects to discuss the relationship of cumulative voting with, let alone the very existence of, the Company's majority voting provisions. The supporting statement also represents that cumulative voting won "impressive" yes-votes of 54% at Aetna in 2005 and 55% at GM in 2006. However, the supporting statement does not disclose that *neither* of these two corporations had in place majority voting at the time the cumulative voting proposal was presented to stockholders.

Further, the Proposal represents that "The Council of Institutional Investors [the "CII"]. . . has recommended adoption of this proposed topic." However, the CII indeed does *not* favor cumulative voting when majority voting is in place. *See, e.g.*, Letter *to* The Honorable E. Norman Veasey, Chair, Committee on Corporate Law, *from* Ann Yerger, Executive Director, CII (Aug. 1, 2005), *available at* http://www.cii.org/library/correspondence/080105_veasey.htm (last visited December 13, 2007) (endorsing a proposal to adopt a majority default approach in the Model Business Corporation Act that contains a carve-out for companies with cumulative voting and citing to that carve-out and the policy behind it in recommending against a "minimum plurality" approach, which would require "a supermajority 'against' vote to trigger consequences for" a director "since it would permit a minority of shareholders to 'elect' a director despite the opposition of the majority"); Ed Durkin's Responses to Majority Voting Questions, Effects of Contested Elections and Cumulative Voting on Companies Electing Directors by Majority Vote (last visited December 13, 2007) (discussion of majority voting and cumulative voting posted on CII website responding to question "in your opinion, are majority voting and cumulative voting incompatible" with the simple answer "yes"), *available at* http://www.cii.org/majority/pdf/Ed Durkin's Responses to Majority Voting Questions.pdf (last visited December 13, 2007).

For these reasons, we believe the Proposal contains factual statements that are materially false and misleading and may be excluded under Rule 14a-8(i)(3).

V. THE PROPONENT SHOULD NOT BE PERMITTED TO REVISE HIS PROPOSAL.

Although we recognize that the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal,"[10] the Company asks the Staff to decline to grant the Proponent an opportunity to return to the drawing board to correct the numerous flaws in his Proposal. The Proposal contains no less than three fundamental errors:

- The Proposal either fails to recognize that cumulative voting may only be adopted by an amendment to a corporation's certificate of incorporation or ignores the fact that the Board alone cannot "adopt cumulative voting" because bilateral board and stockholder action is necessary to amend a certificate of incorporation;

- The Proposal fails to identify with clarity whether it intends for cumulative voting to apply solely to a contested election, solely to an uncontested election, or to both a contested election and an uncontested election;

- By failing to discuss the Company's majority voting bylaw, the Proposal contains a number of materially false and misleading statements.

Far from "minor in nature," it is the Company's position that the Proposal's inherent flaws are extensive and correcting them would require a change in the substance of the Proposal.

As the Division of Corporation Finance has stated, "no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance" are "not beneficial to all participants in the process and divert resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike." Legal Bulletin 14 Section E. Because the Proposal would require extensive revisions in order to comply with Rule 14a-8, the Company requests that the Staff agree that the Proposal should be excluded from the 2008 Proxy Materials entirely.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(6), and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2008 Proxy Materials.

---

[10]   *See* Staff Bulletin 14B Section E(1).

11

Exhibit A

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Charles O. Prince
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000
FX: 212-793-3946

Rule 14a-8 Proposal

Dear Mr. Prince,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of
our company. This proposal is for the next annual shareholder meeting. Rule 14a-8
requirements are intended to be met including the continuous ownership of the required stock
value until after the date of the respective shareholder meeting and the presentation of this
proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis,
is intended to be used for definitive proxy publication. This is the proxy for John Chevedden
and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming
shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct
all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8
process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of
the long-term performance of our company. Please acknowledge receipt of this proposal
promptly by email.

Sincerely,

Kenneth Steiner

10/27/07
Date

cc: Michael S. Helfer
Corporate Secretary
PH: 212-559-9788
F: 212-793-7600
Shelley Dropkin
General Counsel, Corporate Governance
T: 212-793-7396

[C: Rule 14a-8 Proposal, November 11, 2007]
3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005. And then it received 55% at GM in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

The merits of this proposal should also be considered in the context of our company's overall director performance. For instance in 2007 a number of performance issues were reported. The Corporate Library http://www.thecorporatelibrary.com, an independent research firm, gave our company below average ratings in board effectiveness, governance risk assessment and executive pay. Two of our directors held 4 or 5 director seats each (Over-extension concern) and two directors had 20 or 37 years tenure each (Independence concern).

Also two of our directors served at companies, which had serious problems during their tenure such as Lucent Technologies, with the loss of significant shareholder value, and Citigroup with a track record of overpaying executives. Five of our directors were "Accelerated Vesting" directors. This was due to a director's involvement with a board that sped up the vesting of stock options in order to avoid recognizing the related cost.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:
Cumulative Voting
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
125 Park Avenue
2nd Floor
New York, NY 10022

T   212 793 7396
F   212 793 7600
dropkins@citi.com

VIA UPS

November 14, 2007

Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, New York 11021

Dear Mr. Steiner:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2008.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

CC: Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

Exhibit B

Morris, Nichols, Arsht & Tunnell LLP

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax
December 21, 2007

Citigroup Inc.
425 Park Avenue
New York, NY 10043

Re: Stockholder Proposal Relating To Cumulative Voting

Ladies and Gentlemen:

This letter is in response to your request for our opinion whether a proposal relating to cumulative voting (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by Kenneth Steiner for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders is a proper subject for action by stockholders under Delaware law or would, if implemented, cause the Company to violate Delaware law. You have further asked our opinion whether the Company would lack the power or authority to implement the Proposal. Finally, you have asked us to discuss whether, under Delaware law, cumulative voting is consistent with "majority voting" for the election of directors.

I.   The Proposal.

The Proposal, if implemented, would recommend that the board of directors of the Company (the "Board") "adopt cumulative voting." In its entirety, the Proposal reads as follows:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number [sic] of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.[1]

II.   Summary.

The Proposal recommends that the Board "adopt cumulative voting." Although the Proposal does not state how the Board should go about "adopting" cumulative voting, if the Proposal intends to recommend that the Board proceed by any method other than an amendment to the Company's certificate of incorporation, it is our opinion that the Proposal would, if implemented, violate Delaware law because Delaware law clearly provides that cumulative voting may only be adopted in a certificate of incorporation. Further, if the Proposal intends to recommend that the Board unilaterally adopt cumulative voting by amendment to the Company's certificate of incorporation, it is our opinion that the Proposal would, if implemented, violate Delaware law because Delaware law is equally clear that an amendment to a certificate of incorporation may only be accomplished by bilateral action of *both* a board and the stockholders of a corporation. Any amendment adopted only by board action would violate this law and the Company would lack the power to file such an amendment. The bases for these opinions are set forth in Section III of this letter. Moreover, as discussed in Section IV of this letter, because the Proposal calls upon the stockholders to violate Delaware law, it is our opinion that the Proposal is not a proper subject for action by stockholders under Delaware law.

---

[1]   A longer supporting statement, not relevant to our opinions, accompanies the Proposal.

Finally, as discussed in Section V of this letter, it is unclear under Delaware law whether votes "against" a nominee for election to a board of directors may be cumulated. Because the ability to cast "against" votes is an important element of the Company's "majority voting" rules for the election of directors, it is not clear that cumulative voting is consistent with the Company's election rules and with "majority voting" generally.

III. Cumulative Voting Must Be Provided For In A Certificate of Incorporation, Which May Only Be Amended By Bilateral Action Of A Board And The Stockholders.

The Proposal requests that the Board "adopt cumulative voting." Section 214 of the Delaware General Corporation Law (the "DGCL") addresses cumulative voting. That Section provides:

> *The certificate of incorporation* of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

8 *Del. C.* § 214 (emphasis added).

As the italicized portion of Section 214 indicates, only a *certificate of incorporation* may permit cumulative voting. The DGCL "contains 48 separate provisions expressly referring to the variation of a statutory rule by charter," including Section 214, and those provisions "make clear that the specific grant of authority in that particular statute is one that can be varied only by charter." *Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 844 & 848 (Del. Ch. 2004); *see also The Standard Scale & Supply Corp. v. Chappel,*

141 A. 191, 192 (Del. 1928) (holding that shares voted cumulatively in the election of directors must be counted on a "straight" basis because the corporation's certificate of incorporation did not provide for cumulative voting); *McIlquham v. Feste*, 2001 Del. Ch. LEXIS 139, at *15 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); *Palmer v. Arden-Mayfair, Inc.*, 1978 Del. Ch. LEXIS 699, at *5 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); 2 EDWARD P. WELCH ET AL., FOLK ON THE DELAWARE GENERAL CORPORATION LAW tbl. 2 (5th ed. 2007) (listing Section 214 among DGCL provisions setting forth default rules that are "subject to variation or control by the certificate of incorporation"), *cited in Jones Apparel Group, Inc.*, 883 A.2d at 844; 2 DAVID A. DREXLER ET AL., DELAWARE CORPORATION LAW AND PRACTICE § 25-05, at 25-8 (2006) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable."). Thus, Delaware law is clear that cumulative voting may only be implemented in a certificate of incorporation and, though the Proposal is vague as to the suggested manner of adoption of cumulative voting, insofar as the Proposal intends to recommend that the Board "adopt" cumulative voting by any method other than an amendment to the Company's certificate of incorporation, it is our opinion that the Proposal would, if implemented, cause the Company to violate Delaware law.

Moreover, insofar as the Proposal intends to recommend that the Board unilaterally adopt cumulative voting by amendment to the Company's certificate of

incorporation, it is our opinion that the Proposal would, if implemented, cause the Company to violate Delaware law because the Board cannot adopt such an amendment without stockholder approval. Section 242 of the DGCL requires a two-step process to amend a corporation's certificate of incorporation: *first*, the board of directors must adopt "a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders"; *second*, a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class must be voted in favor of the amendment. 8 *Del. C.* § 242(b).[2] Only if these two steps are taken in precise order does a

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[2]   Section 242(b)(1) provides in full as follows.

> (b) Every amendment authorized by subsection (a) of this section shall be made and effected in the following manner:
>
> (1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the directors shall deem advisable. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section

Citigroup Inc.
December 21, 2007
Page 6

corporation have the power to file a certificate of amendment with the office of the Secretary of

State of the State of Delaware to effectuate the amendment. The Delaware Supreme Court has

required strict compliance with this procedure:

> [I]t is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 *Del. C.* § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor.

Williams v. Geier, 671 A.2d 1368, 1381 (Del. 1996); *see also Lions Gate Entm't Corp. v. Image

Entm't, Inc.*, 2006 Del. Ch. LEXIS 108, at *23-*24 (Del. Ch. June 5, 2006) ("The Charter

Amendment Provision purports to provide that the charter can be amended by the board *or* the

shareholders. Under § 242 of the DGCL, after a corporation has received payment for its capital

stock, an amendment to a certificate of incorporation requires both (i) a resolution adopted by the

board of directors setting forth the proposed amendment and declaring its advisability *and* (ii) the

approval of a majority of the outstanding stock entitled to vote on the amendment. Because the

Charter Amendment Provision purports to give the Image board the power to amend the charter

unilaterally without a shareholder vote, it contravenes Delaware law and is invalid."); *Klang v.

Smith's Food & Drug Centers, Inc.*, 1997 Del. Ch. LEXIS 73, at *53-*54 (Del. Ch. May 13,

1997) ("Pursuant to 8 *Del. C.* § 242, amendment of a corporate certificate requires a board of

directors to adopt a resolution which declares the advisability of the amendment and calls for a

shareholder vote. Thereafter, in order for the amendment to take effect a majority of outstanding

---

> shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 *Del. C.* § 242(b)(1).

stock must vote in its favor."). Because Delaware law requires both that cumulative voting be provided for in a certificate of incorporation and that an amendment to a certificate of incorporation be adopted by action of *both* the directors and the stockholders, the Proposal violates Delaware law by asking that cumulative voting be adopted by board action alone.[3]

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this letter, we believe that it is not a proper subject for stockholder action under Delaware law.

V. The Effect Of Cumulative Voting Under Majority Voting.

A. The Ability To Cumulate Votes "Against" A Nominee Under Delaware Law.

Section 214 of the DGCL, which addresses cumulative voting, is written in contemplation of cumulating votes *for* a nominee. *See* 8 *Del. C.* § 214 (allowing a stockholder, under cumulative voting, to "cast all of such votes *for* a single director or . . . distribute them among the number to be voted for, or *for* any 2 or more of them as such holder may see fit") (emphasis added). However, Section 214 says nothing about cumulating votes *against* a

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[3] Moreover, if a Board-proposed amendment does not receive the requisite stockholder vote pursuant to Section 242 of the DGCL, the Company itself would not have the power to file a certificate of amendment in order to effectuate the proposed amendment. *See* 8 *Del. C.* 242(b)(1) ("If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title."). *Cf. AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188 (Del. Ch. 1999) (finding an amendment to a certificate of incorporation not approved in the precise method set forth in Section 242 "void").

nominee, and there is no case law on point. Therefore, we believe it is unclear whether a stockholder may cumulate "against" votes under Delaware law.

       B.   *Cumulative Voting Under Majority Voting.*

The questionable validity of "against" votes under a cumulative voting regime leads to great uncertainty for a corporation which, like the Company, has adopted "majority voting" for the election of directors.[4] Under majority voting rules, a nominee in an uncontested election generally is elected only if the votes cast "for" such nominee exceed the votes cast "against" such nominee. The concept is that each shareholder can vote "for" or "against" with respect to all of its shares; thus, each shareholder has as many potential "for" votes as "against" votes, and can employ its "against" votes to defeat a nominee. Under cumulative voting, however, while it is clear that "for" votes may be cumulated, it is not clear that "against" votes may be cumulated. Therefore, implementing cumulative voting in a majority voting regime may effectively give shareholders far more "for" votes than "against" votes—with the result that the shareholders' power to vote out directors is greatly diluted, and the core reason for majority voting is largely undermined.

VI.   *Conclusion.*

For the reasons discussed in Sections III and IV above, it is our opinion that (i) the Proposal is not a proper subject for action by stockholders under Delaware law; (ii) the

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[4]   In contrast, where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote against a director, in and of itself, has no effect. *See North Fork Bancorporation, Inc. v. Toal*, 825 A.2d 860 (Del. Ch. 2000) (describing the interplay between Delaware law and the rules of the Securities and Exchange Commission, and agreeing with the concern that allowing an "against" vote on a proxy card issued under plurality voting could mislead stockholders into thinking that "against" votes are effective under plurality voting).

Citigroup Inc.
December 21, 2007
Page 9

Proposal would, if implemented, cause the Company to violate Delaware law; and (iii) the

Company would lack the power or authority to implement the Proposal. Additionally, for the

reasons discussed in Section V above, we believe that it is unclear under Delaware law whether

cumulative voting is consistent with majority voting for the election of directors.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

Exhibit C

BY-LAWS

OF

CITIGROUP INC.

As amended effective October 16, 2007

INDEX

TO

BY-LAWS

OF

CITIGROUP INC.

BY-LAWS
OF
CITIGROUP INC.

ARTICLE I
LOCATION

SECTION 1. The location of the registered office of the Company in Delaware shall be in the City of Wilmington, County of New Castle, State of Delaware.

SECTION 2. The Company shall, in addition to the registered office in the State of Delaware, establish and maintain an office within or without the State of Delaware or offices in such other places as the Board of Directors may from time to time find necessary or desirable.

ARTICLE II
CORPORATE SEAL

SECTION 1. The corporate seal of the Company shall have inscribed thereon the name of the Company and the words "Incorporated Delaware. "

ARTICLE III
MEETINGS OF STOCKHOLDERS

SECTION 1. The annual meeting of the stockholders, or any special meeting thereof, shall be held either in the City of New York, State of New York, or at such other place as may be designated by the Board of Directors or group of Directors calling any special meeting.

SECTION 2. Stockholders entitled to vote may vote at all meetings either in person or by proxy authorized electronically or by an instrument in writing executed in any manner permitted by law or transmission permitted by law. All proxies shall be filed with the Secretary of the meeting before being voted upon.

SECTION 3. A majority in amount of the stock issued, outstanding and entitled to vote represented by the holders in person or by proxy shall be requisite at all meetings to constitute a quorum for the election of Directors or for the transaction of other business except as otherwise provided by law, by the Certificate of Incorporation or by these By-laws. If at any annual or special meeting of the stockholders, a quorum shall fail to attend, a majority in interest attending in person or by proxy may adjourn the meeting from time to time, without notice other than by announcement at the meeting (except as otherwise provided herein) until a quorum shall

attend and thereupon any business may be transacted which might have been transacted at the meeting originally called had the same been held at the time so called. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, to the extent required by law a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 4. The annual meeting of the stockholders shall be held on such date and at such time as the Board of Directors may determine by resolution. The business to be transacted at the annual meeting shall include the election of Directors and such other business as may properly come before the meeting. Except as otherwise set forth in the Certificate of Incorporation, each holder of voting stock shall be entitled to one vote for each share of such stock standing registered in his or her name.

SECTION 5. Notice of the annual meeting shall be given by the Secretary to each stockholder entitled to vote, at his or her last known address, at least ten days but not more than sixty days prior to the meeting.

SECTION 6. Special Meetings

(a) Special Meetings Called by Chairman or Chief Executive Officer. Special meetings of the stockholders may be called by the Chairman or the Chief Executive Officer. A special meeting shall be called at the request, in writing, of a majority of the Board of Directors or by the vote of the Board of Directors.

(b) Stockholder Requested Special Meetings. A special meeting of stockholders shall be called by the Board upon the written request to the Secretary of record holders of at least twenty-five percent of the outstanding common stock of the Company.

(1) A written request for a special meeting of stockholders shall be signed by each stockholder, or duly authorized agent, requesting a special meeting and shall set forth: (i) a statement of the specific purpose of the meeting and the matters proposed to be acted on at the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of the stockholders requesting the meeting; (ii) the name and address of each such stockholder as it appears on the Company's stock ledger; and (iii) the number of shares of the Company's common stock owned of record and beneficially by each such stockholder. A stockholder may revoke the request for a special meeting at any time by written revocation delivered to the Secretary.

(2) Except as provided in the next sentence, a special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the receipt by the Company of a properly submitted request to call a special meeting. A special meeting requested by stockholders shall not be held if either

(i) the Board has called or calls for an annual meeting of stockholders and the purpose of such annual meeting includes (among any other matters properly brought before the meeting) the purpose specified in the request, or (ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received by the Company which included the purpose specified in the request.

(3) Business to be conducted at a special meeting may only be brought before the meeting pursuant to the Company's notice of meeting; provided however that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any stockholder requested special meeting. The Board of Directors may fix a record date to determine the holders of common stock who are entitled to deliver written requests for a special meeting.

SECTION 7. Notice of each special meeting, indicating briefly the object or objects thereof, shall be given by the Secretary to each stockholder entitled to vote at his or her last known address, at least ten days but not more than sixty days prior to the meeting. Only such business shall be conducted at a special meeting of stockholders as shall be stated in the Company's notice of the meeting.

SECTION 8. If the entire Board of Directors becomes vacant, any stockholder may call a special meeting in the same manner that the Chairman or the Chief Executive Officer may call such meeting, and Directors for the unexpired term may be elected at said special meeting in the manner provided for their election at annual meetings.

SECTION 9. The Company may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

SECTION 10. The officer presiding at any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. He or she shall have the power to adjourn the meeting to another place, date and time.

SECTION 11. A notice of a stockholder to make a nomination or to bring any other matter before a meeting shall be made in writing and received by the Secretary of the Company (a) in the event of an annual meeting of stockholders, not more than 120 days and not less than 90 days in advance of the anniversary date of the immediately preceding annual meeting

provided, however, that in the event that the annual meeting is called on a date that is not within thirty days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the fifteenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; or (b) in the event of a special meeting of stockholders, such notice shall be received by the Secretary of the Company not later than the close of the fifteenth day following the day on which notice of the meeting is first mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs.

Every such notice by a stockholder shall set forth:

(a) the name and residence address of the stockholder of the Company who intends to make a nomination or bring up any other matter;
(b) a representation that the stockholder is a holder of the Company's voting stock (indicating the class and number of shares owned) and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice;
(c) with respect to notice of an intent to make a nomination, a description of all arrangements or understandings among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;
(d) with respect to an intent to make a nomination, such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors of the Company; and
(e) with respect to the notice of an intent to bring up any other matter, a description of the matter, and any material interest of the stockholder in the matter.

Notice of intent to make a nomination shall be accompanied by the written consent of each nominee to serve as director of the Company if so elected.

At the meeting of stockholders, the Chairman shall declare out of order and disregard any nomination or other matter not presented in accordance with this section.

ARTICLE IV
DIRECTORS

SECTION 1. The affairs, property and business of the Company shall be managed by or under the direction of a Board of Directors, with the exact number of Directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors. The terms of Directors shall be as provided in the Certificate of Incorporation as amended from time to time. A nominee in an uncontested election shall be

elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election. For purposes of these By-laws, an "uncontested election" means any meeting of stockholders at which directors are elected and with respect to which either (i) no stockholder has submitted notice of an intent to nominate a candidate for election pursuant to Section 11 of Article III of these By-laws or (ii) if such notice has been submitted, all such nominees have been withdrawn by stockholders on or before the tenth day before the Company first mails its notice of meeting for such meeting to the stockholders. In all director elections other than uncontested elections, directors shall be elected by a plurality of the votes cast, and stockholders shall not be permitted to vote against any nominee for director. If the holders of preferred stock of the Company are entitled to elect one or more directors in accordance with a certificate adopted pursuant to Paragraph B of Article FOURTH of the Certificate of Incorporation, such directors shall be elected in accordance with this Section unless a different vote for election is specified in such certificate. If a nominee in an uncontested election is not elected by a majority vote, then the Director shall offer to resign from his or her position as a Director. Unless the Board decides to reject the offer or to postpone the effective date of the offer, the resignation shall become effective 60 days after the date of the election. In making a determination whether to reject the offer or postpone the effective date, the Board of Directors shall consider all factors it deems relevant to the best interests of the Company. If the Board rejects the resignation or postpones its effective date, it shall issue a public statement that discloses the reason for its decision. The Board of Directors may appoint a Lead Director who shall preside at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions. In addition to the powers and authorities expressly conferred upon the Board of Directors by these By-laws, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the Company, but subject, nevertheless, to the provisions of the laws of the State of Delaware, of the Certificate of Incorporation and of these By-laws. For purposes of these By-laws the term "entire Board of Directors" shall mean the total number of Directors as determined by the Board of Directors from time to time whether or not there exist any vacancies in previously authorized directorships.

SECTION 2. Vacancies in the Board of Directors shall be filled as provided in the Certificate of Incorporation as amended from time to time.

SECTION 3. The Board of Directors shall have authority to determine from time to time, the amount of compensation that shall be paid to any of its members, provided, however that no such compensation shall be paid to any Director who is a salaried officer or employee of the Company or any of its subsidiaries. Directors shall be entitled to receive transportation and other expenses of attendance at meetings. Nothing herein contained shall be construed to preclude a Director or member of a committee from serving in any other capacity and receiving compensation therefor.

SECTION 4. The Company shall indemnify, to the fullest extent permissible under the General Corporation Law of the State of Delaware, or the indemnification provisions of any successor statute, any person, and the heirs and personal representatives of such person, against any and all judgments, fines, amounts paid in settlement and costs and expenses, including attorneys' fees, actually and reasonably incurred by or imposed upon such person in connection with, or resulting from any claim, action, suit or proceeding (civil, criminal, administrative or investigative) in which such person is a party or is threatened to be made a party by reason of such person being or having been a director, officer or employee of the Company, or of another corporation, joint venture, trust or other organization in which such person serves as a director, officer or employee at the request of the Company, or by reason of such person being or having been an administrator or a member of any board or committee of the Company or of any such other organization, including, but not limited to, any administrator, board or committee related to any employee benefit plan.

The Company shall advance expenses incurred in defending a civil or criminal action, suit or proceeding to any such director, officer or employee upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount, if it shall ultimately be determined that such person is not entitled to indemnification by the Company.

The foregoing right of indemnification and advancement of expenses shall in no way be exclusive of any other rights of indemnification to which any such person may be entitled, under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs and personal representatives of such person.

SECTION 5. Each Director and officer and each member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Company or of any of its subsidiaries, or upon information, opinions, reports or statements made to the Company or any of its subsidiaries by any officer or employee of the Company or of a subsidiary or by any committee designated by the Board of Directors or by any other person as to matters such Director, officer or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

ARTICLE V
MEETINGS OF THE DIRECTORS

SECTION 1. The Board of Directors shall meet as soon as convenient after the annual meeting of stockholders in the City of New York, State of New York, or at such other place as may be designated by the Board of Directors, for the purpose of organization and the transaction of any other business which may properly come before the meeting.

SECTION 2. Regular meetings of the Directors may be held without notice at such time and place as may be determined from time to time by resolution of the Board of Directors or as determined by the Secretary upon reasonable notice to each Director.

SECTION 3. A majority of the total number of the entire Board of Directors shall constitute a quorum except when the Board of Directors consists of one Director, then one Director shall constitute a quorum for the transaction of business, but the Directors present, though fewer than a quorum, may adjourn the meeting to another day. The vote of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 4. Special meetings of the Board may be called by the Board of Directors, or the Chairman, on one day's notice, or other reasonable notice, to each Director, either personally, by mail or by electronic transmission, and may be held at such time and place as the Board of Directors, or the officer calling said meeting may determine. Special meetings may be called in like manner on the request in writing of three Directors. Special meetings of the full Board and executive sessions of the Board may be called in like manner by the Lead Director.

SECTION 5. In the absence of both the Secretary and an Assistant Secretary, the Board of Directors shall appoint a secretary to record all votes and the minutes of its proceedings.

ARTICLE VI
COMMITTEES

SECTION 1. The Board of Directors may designate committees of the Board and may invest such committees with all powers of the Board of Directors, except as otherwise provided in the General Corporation Law of the State of Delaware, subject to such conditions as the Board of Directors may prescribe, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose in the office of the Company and shall report the same to the Board of Directors.

ARTICLE VII
EXECUTIVE COMMITTEE

SECTION 1. The Executive Committee shall be composed of the Chairman and such additional Directors not less than three, appointed by the Board, who shall serve until the next annual organization meeting of the Board and until their successors are appointed. A majority of the members of the Executive Committee shall constitute a quorum. The vote of the majority of members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. Any vacancy on the Executive Committee shall be filled by the Board of Directors.

SECTION 2. The Executive Committee may exercise all powers of the Board of Directors between the meetings of the Board except as otherwise provided in the General Corporation Law of the State of Delaware and for this purpose references in these By-laws to the Board of Directors shall be deemed to include references to the Executive Committee.

SECTION 3. Meetings of the Executive Committee may be called at any time upon reasonable notice, either personally, by mail or by electronic transmission, by the Chairman, the Chairman of the Executive Committee, or by any two members of the Executive Committee.

SECTION 4. In the absence of both the Secretary and an Assistant Secretary, the Executive Committee shall appoint a secretary who shall keep regular minutes of the actions of the Committee and report the same to the Board of Directors.

SECTION 5. The Board of Directors may designate from the members of the Executive Committee a Chairman of the Executive Committee. If the Board of Directors should not make such designation, the Executive Committee may designate a Chairman of the Executive Committee.

ARTICLE VIII
OFFICERS OF THE COMPANY

SECTION 1. The officers of the Company shall consist of a Chief Executive Officer and may include a Chairman, President, Chief Operating Officer, one or more Vice Chairmen, one or more Vice Presidents, a Secretary and a Treasurer. There also may be such other officers and assistant officers as, from time to time, may be elected or appointed by, or pursuant to the direction of, the Board of Directors.

ARTICLE IX
OFFICERS – HOW CHOSEN

SECTION 1. The Directors shall appoint a Chief Executive Officer. They may also appoint a Chairman, President, Chief Operating Officer, one or more Vice Chairmen, one or more Vice Presidents, a Secretary and a Treasurer to hold office for one year or until others are appointed and qualify in their stead or until their earlier death, resignation or removal.

SECTION 2. The Directors may also appoint such other officers and assistant officers as from time to time they may determine, and who shall hold office at the pleasure of the Board. In addition, the Directors may delegate to officers of the Company, as designated by the Chief Executive Officer, the authority to appoint and dismiss assistant officers and deputy officers within the respective officer's area of supervision.

ARTICLE X
CHAIRMAN

SECTION 1. The Directors shall elect a Chairman annually from among their own number. The Chairman shall preside at meetings of the Board of Directors. The Chairman shall also have such powers and duties as may from time to time be assigned by the Board of Directors.

ARTICLE XI
CHIEF EXECUTIVE OFFICER

SECTION 1. The Chief Executive Officer shall have the general powers and duties of supervision, management and direction over the business and policies of the Company.

SECTION 2. The Chief Executive Officer shall see that all orders and resolutions of the Board of Directors and any committee thereof are carried into effect, and shall submit reports of the current operations of the Company to the Board of Directors at regular meetings of the Board, and annual reports to the stockholders.

ARTICLE XII
PRESIDENT

SECTION 1. In the absence of the Chief Executive Officer, the President shall exercise the powers and duties of the Chief Executive Officer. The President shall have general executive powers as well as the specific powers conferred by these By-laws. The President shall

also have such powers and duties as may from time to time be assigned by the Board of Directors or the Chief Executive Officer.

ARTICLE XIII
CHIEF OPERATING OFFICER

SECTION 1. In the absence of the Chief Executive Officer and the President, the Chief Operating Officer shall exercise the powers and duties of the Chief Executive Officer. The Chief Operating Officer shall have general executive powers as well as the specific powers conferred by these By-laws. The Chief Operating Officer shall also have such powers and duties as may from time to time be assigned by the Board of Directors or the Chief Executive Officer.

ARTICLE XIV
VICE CHAIRMEN

SECTION 1. In the absence of the Chief Executive Officer, the President and the Chief Operating Officer, and in the order of their appointment to the office, the Vice Chairmen shall exercise the powers and duties of the Chief Executive Officer. The Vice Chairmen shall have general executive powers as well as the specific powers conferred by these By-laws. Each of them shall also have such powers and duties as may from time to time be assigned by the Board of Directors or the Chief Executive Officer.

ARTICLE XV
VICE PRESIDENTS

SECTION 1. Each Vice President shall have such powers and perform such duties as may be assigned to such officer by the Board of Directors or, subject to Section 2 of Article XVIII, by the Chief Executive Officer. The Board of Directors may add to the title of any Vice President such distinguishing designation as may be deemed desirable, which may reflect seniority, duties or responsibilities of such Vice President. The Chief Financial Officer, Treasurer, Controller and General Counsel shall have the powers and duties of a Vice President whether or not given that designation.

ARTICLE XVI
SECRETARY

SECTION 1. The Secretary shall attend all sessions of the Board of Directors and act as clerk thereof and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for the committees of the Board of Directors when required.

SECTION 2. The Secretary shall see that proper notice is given of all meetings of the stockholders of the Company and of the Board of Directors. In the Secretary's absence, or in the case of his or her failure or inability to act, an Assistant Secretary or a secretary pro-tempore shall perform his or her duties and such other duties as may be prescribed by the Board of Directors.

SECTION 3. The Secretary shall keep account of certificates of stock, uncertificated shares or other receipts and securities representing an interest in or to the capital of the Company, transferred and registered in such form and manner and under such regulations as the Board of Directors may prescribe.

SECTION 4. The Secretary shall keep in safe custody the contracts, books and such corporate records as are not otherwise provided for, and the seal of the Company. The Secretary shall affix the seal to any instrument requiring the same and the seal, when so affixed shall be attested by the signature of the Secretary, an Assistant Secretary, Treasurer or an Assistant Treasurer.

ARTICLE XVII
TREASURER

SECTION 1. The Treasurer shall make such disbursements of the funds of the Company as are authorized and shall render from time to time an account of all such transactions and of the financial condition of the Company. The Treasurer shall also perform such other duties as the Board of Directors may from time to time prescribe.

ARTICLE XVIII
DUTIES OF OFFICERS

SECTION 1. In addition to the duties specifically enumerated in the By-laws, all officers and assistant officers of the Company shall perform such other duties as may be assigned to them from time to time by the Board of Directors or by their superior officers.

SECTION 2. The Board of Directors may change the powers or duties of any officer or assistant officer, or delegate the same to any other officer, assistant officer or person.

SECTION 3. Every officer and assistant officer of the Company shall from time to time report to the Board of Directors, or to his or her superior officers all matters within his or her knowledge which the interests of the Company may require to be brought to their notice.

SECTION 4. Unless otherwise directed by the Board of Directors, the Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, any Vice Chairman, any Vice President or the Secretary of the Company shall have power to vote and otherwise act on behalf of the Company, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which the Company may hold securities and otherwise to exercise any and all rights and powers which the Company may possess by reason of its ownership of securities in such other corporation.

ARTICLE XIX
CERTIFICATES OF STOCK, SECURITIES AND NOTES

SECTION 1. The shares of the Company shall be represented by a certificate or shall be uncertificated and shall be entered in the books of the Company and registered as they are issued. Certificates of stock, or other receipts and securities representing an interest in the capital of the Company, shall bear the signature of the Chairman, the President or any Vice Chairman or any Vice President and bear the countersignature of the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer.

The Board of Directors may appoint one or more transfer agents and registrars, and may require all stock certificates, certificates representing any rights or options, and any written notices or statements relative to uncertificated stock to be signed by such transfer agents acting on behalf of the Company and by such registrars.

Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law or a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

SECTION 2. Nothing in this Article XIX shall be construed to limit the right of the Company, by resolution of the Board of Directors, to authorize, under such conditions as the Board may determine, the facsimile signature by any properly authorized officer of any instrument or document that the Board of Directors may determine.

SECTION 3. In case any officer, transfer agent or registrar who shall have signed or whose facsimile signature shall have been used on any certificates of stock, notes or securities shall cease to be such officer, transfer agent or registrar of the Company, whether because of death, resignation or otherwise, before the same shall have been issued by the Company, such certificates of stock, notes and securities nevertheless may be issued and delivered as though the person or persons who signed the same or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer, transfer agent or registrar of the Company.

SECTION 4. Upon surrender to the Company or the transfer agent of the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Company to issue a new certificate or evidence of the issuance of uncertificated shares to the person entitled thereto, cancel the old certificate and record the transaction upon the Company's books. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Company.

SECTION 5. The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

SECTION 6. In the case of a loss or the destruction of a certificate of stock, a new certificate of stock or uncertificated shares may be issued in its place upon satisfactory proof of such loss or destruction and the giving of a bond of indemnity, unless waived, approved by the Board of Directors.

ARTICLE XX
NEGOTIABLE INSTRUMENTS AND CONTRACTS

SECTION 1. Any of the following officers who have been appointed by the Board of Directors to wit, the Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, the Vice Chairmen, the Vice Presidents, the Secretary, the Treasurer or any other person when such other person is authorized by the Board of Directors shall have the authority to sign and execute on behalf of the Company as maker, drawer, acceptor, guarantor, endorser, assignor or otherwise, all notes, collateral trust notes, debentures, drafts, bills of exchange, acceptances, securities and commercial paper of all kinds.

SECTION 2. The Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, any Vice Chairman, any Vice President, the Secretary, the Treasurer or any other person, when such officer or other person has been appointed by the Board of Directors shall have authority, on behalf of and for the account of the Company, (a) to borrow money against duly executed obligations of the Company; (b) to sell, discount or otherwise dispose of notes, collateral trust notes, debentures, drafts, bills of exchange, acceptances, securities, obligations of the Company and commercial paper of all kinds; (c) to sign orders for the transfer of money to affiliated or subsidiary companies, and (d) to execute contracts, powers of attorney or other documents to which the Company is a party.

SECTION 3. The Board of Directors may either in the absence of any of said officers or persons, or for any other reason, appoint some other officer or some other person to exercise the powers and discharge the duties of any of said officers or persons under this Article, and the officer or person so appointed shall have all the power and authority hereby conferred upon the officer or person for whom he or she may be appointed to act.

ARTICLE XXI
FISCAL YEAR

SECTION 1. The fiscal year of the Company shall begin the first day of January and terminate on the thirty-first day of December in each year.

ARTICLE XXII
NOTICE

SECTION 1. Whenever under the provisions of the laws of the State of Delaware or these By-laws notice is required to be given to any Director, member of a committee, officer or stockholder, it shall not be construed to mean personal notice, but such notice may be given by electronic transmission or in writing by depositing the same in the post office or letter box in a post paid, sealed wrapper, addressed to such Director, member of a committee, officer or stockholder at his or her address as the same appears in the books of the Company; and the time when the same shall be mailed shall be deemed to be the time of the giving of such notice.

ARTICLE XXIII
WAIVER OF NOTICE

SECTION 1. A written waiver of any notice, signed by a Director, member of a committee, officer or stockholder, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose

of any meeting need be specified in such waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

ARTICLE XXIV
AMENDMENT OF BY-LAWS

SECTION 1. The Board of Directors, at any meeting, may alter or amend these By-laws, and any alteration or amendment so made may be repealed by the Board of Directors or by the stockholders at any meeting duly called. Any alteration, amendment or repeal of these By-laws by the Board of Directors shall require the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the entire Board of Directors.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278   310-371-7872

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Citigroup Inc. (C)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

Regarding the company December 21, 2007 no action request, the same or similar "Shareholders recommend that our Board adopt cumulative voting" text used in this proposal was submitted to Citigroup and 8 other large-cap companies for 2007. The result was that none of these companies, Citigroup including, contested the same text as used in this proposal. These 9 companies had a market capitalization of $1.3 trillion. And these companies are no strangers to filing no action requests. This same text then received a total of more than 6 billion yes-votes, which represented an average supporting vote of 35%.

The above could lead to the conclusion that the text "Shareholders recommend that our Board adopt cumulative voting" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt cumulative voting. And that the companies that published the rule 14a-8 proposal and the shareholders who cast the 6 billion votes understood this to be implicit. The proposal text is addressed to the board, which clearly must act first to adopt the proposal.

The company cites the non-excluded Wal-Mart Stores Inc. (March 20, 2007) proposal which has the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, the company fails to note that Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand Citigroup did not give its proponent the opportunity to add similar text and instead filed an 11-page no action request letter against the same text that it published in 2007.

The company also cites the non-excluded Alaska Air Group, Inc. (March 1, 2004) proposal which used the same "Board adopt cumulative voting" text of the uncontested 2007 proposal to Citigroup. However the company fails to note that the proponent response to the Alaska Air no action request made these two points:
    1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278   310-371-7872

January 13, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Citigroup Inc. (C)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

Regarding the company December 21, 2007 no action request, the same or similar "Shareholders recommend that our Board adopt cumulative voting" text used in this proposal was submitted to Citigroup and 8 other large-cap companies for 2007. The result was that none of these companies, Citigroup including, contested the same text as used in this proposal. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are not historically reticent to file no action requests. This same text then received a total of more than 6 billion yes-votes, which represented an average supporting vote of 35%.

The above could lead to the conclusion that the text "Shareholders recommend that our Board adopt cumulative voting" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt cumulative voting. And that the companies that published the rule 14a-8 proposals, the proxy advisory services who analyzed these proposals and the shareholders who cast the 6 billion votes understood this to be implicit. The proposal text is properly addressed to the board, which clearly must act first to adopt the proposal.

The company cites the non-excluded Wal-Mart Stores Inc. (March 20, 2007) proposal which has the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, the company fails to note that Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand Citigroup did not give its proponent the opportunity to add similar text and instead filed an 11-page no action request letter against the same text that it published in 2007.

The company also cites the non-excluded Alaska Air Group, Inc. (March 1, 2004) proposal which used the same "Board adopt cumulative voting" text of the uncontested 2007 proposal to Citigroup. However the company fails to note that the proponent response to the Alaska Air no action request made these two points:

  1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for

guidance on disputed points to the Commission. The company declined to take this approach."

2) "Please be advised that [the proponent] Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the . proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert *take all the steps in their power* into "Shareholders recommend that our Board *take all the steps in their power* to adopt cumulative voting ..." or "Shareholders recommend that our Board *take the steps necessary* to adopt cumulative voting ..." similar to this August 2007 Staff Reply Letter (bold and italics added):

[STAFF REPLY LETTER]

August 29, 2007

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Torotel, Inc. Incoming letter dated June 5, 2007

The proposal calls for the articles of incorporation to be amended to revoke a provision of the by-laws to remove advance notice requirements for shareholders to bring business before a shareholder meeting.

We are unable to concur in your view that Torotel may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Torotel may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that Torotel may exclude the proposal under rule 14a-8(i)(1) as an improper subject for sharcholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause Torotel to violate state law. **It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors *take the steps necessary to* implement the proposal.** Accordingly, unless the proponent provides Torotel with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend any enforcement action to the Commission if Torotel omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1) or 14a-8(i)(2).

Sincerely,

/s/

Ted Yu

Special Counsel

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Shelley Dropkin <dropkins@citigroup.com>

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278   310-371-7872

January 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Citigroup Inc. (C)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

Regarding the company December 21, 2007 no action request, there is no text in the cumulative voting resolution asking the board to act unilaterally to adopt cumulative voting. The company should not be permitted to revise this resolution in a key place and then essentially argue that it is the company rewrite of the resolution that should be excluded.

Consistent with the text of the resolution the board can adopt cumulative voting by setting in motion the required steps for adoption and monitoring those steps. If the board made up its mind to adopt cumulative voting, the company does not describe how the board could likely fail to adopt cumulative voting.

The company appears to claim that a resolution for cumulative voting must be accompanied with a resolution regarding majority voting for directors. If two proposals were then submitted by the same shareholder, then the company would be guaranteed to exclude one of the proposals which then could automatically exclude the other proposal due to the company introduced hurdles on the technicalities of majority voting for directors. The various majority voting for directors scenarios presented by the company suggests that the company expects that such a second resolution would need to have a long resolved statement that could almost eliminate a supporting statement.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 3, 2008 and January 13, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Shelley Dropkin <dropkins@citigroup.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2008

Re: Citigroup Inc.
        Incoming letter dated December 21, 2007

The proposal recommends that the board adopt cumulative voting.

There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Citi to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Citi omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citi relies.

Sincerely,



Greg Belliston
Special Counsel

END